May 19, 2009

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attention: David Burton

Re:	Solta Medical, Inc.
Item 4.01 Form 8-K
Filed April 30, 2009
File No. 001-33123

Ladies and Gentlemen:

Solta Medical, Inc. (“Solta” or the “Company”) is providing this supplemental response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 12, 2009 (the “Staff Letter”), relating to the above-referenced Form 8-K (the “Form 8-K”). In response to the comments set forth in the Staff Letter, the Form 8-K was amended and filed on May 18, 2009. In addition, we provided an initial response to the Staff Letter on May 18, 2009. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

As requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

May 19, 2009

Should you have any further questions, please call me at (510) 782-2286.

Sincerely,

Solta Medical, Inc.

/s/ John F. Glenn
John F. Glenn
Chief Financial Officer

cc:	Chris F. Fennell
Wilson Sonsini Goodrich & Rosati, P.C.